State of Delaware
Secretary of State
Division of Corporations
Delivered 06:14 PM 05/31/2016
FILED 06:14 PM 05/31/2016
SR 20164123560 - File Number 5505424

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF BIOAFFINITY TECHNOLOGIES, INC.

bioAffinity Technologies, Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on March 26, 2014 (the "**Certificate of Incorporation**").

2. The Corporation's board of directors adopted resolutions setting forth this amendment to the Corporation's Certificate of Incorporation declaring said amendment to be advisable and soliciting the approval of the Corporation's stockholders. Thereafter, the necessary number of shares as required by statute approved this amendment at a properly noticed and duly convened meeting of the Corporation's stockholders.

3. Section 4 of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

   "4. The total number of shares of common stock which the corporation is authorized to issue is 50,000,000, at a par value of $0.001 per share and the total number of shares of preferred stock which the corporation is authorized to issue is 20,000,000, at a par value of $0.001 per share."

4. This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Maria Zannes, its President and Chief Executive Officer, this 31st day of May 2016.

Maria Zannes
President and Chief Executive Officer